Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Tidal Royalty Corp.

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

(the “Company” or “Tidal”)

Item 2Date of Material Change

May 8, 2019

Item 3News Release

A news release was disseminated on May 13, 2019 through Newsfile Corp.

Item 4Summary of Material Change

The Company announced, that further to its press releases of February 14, 2019 and February 25, 2019, the Company had executed a business combination agreement (the “Definitive Agreement”) with MichiCann Medical Inc. (operating as Red White & Bloom) (“MichiCann”) pursuant to which the Company will acquire all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”).  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged on the basis of 2.08 common shares of Tidal, for each one (1) MichiCann common share, subject to adjustment in certain circumstances as set out in the Definitive Agreement (the “Exchange Ratio”).  Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the resulting company (the “Resulting Issuer”), respectively, on a fully diluted basis based on the fully diluted share capitalization of each company at the time the transaction was first announced on February 14, 2019.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announced that, further to its press releases of February 14, 2019 and February 25, 2019, the Company had executed the Definitive Agreement with MichiCann pursuant to which the Company will acquire all of the issued and outstanding shares of MichiCann.  Under the terms of the Definitive Agreement, all of the issued and outstanding common shares of MichiCann will be exchanged in accordance with the Exchange Ratio.  Upon completion of the Proposed Transaction, existing MichiCann and Tidal shareholders will own approximately 80% and 20% of the Resulting Issuer, respectively, on a fully diluted basis based on the fully diluted share capitalization of each company at the time the transaction was first announced on February 14, 2019.  All outstanding options and warrants to purchase MichiCann common shares will be exchanged with options and warrants to purchase common shares of the Resulting Issuer in accordance with the Exchange Ratio.

The Proposed Transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (Ontario), whereby 2690229 Ontario Inc., a wholly-owned subsidiary of the Company (“Subco”) will amalgamate with MichiCann (the “Amalgamation”).  The Proposed Transaction will constitute a “Fundamental Change” of the Company, as such term is defined in the policies of the Canadian Securities Exchange (the “CSE”) and as a result the Company will be required to obtain the approval of the holders of its outstanding common shares, by simple majority, which it intends to obtain by way of written consent.  The Amalgamation will also require the approval by 66 2/3 of the votes cast by shareholders of MichiCann at a special meeting of shareholders which MichiCann intends to hold on May 21, 2019.

Immediately prior to the completion of the Amalgamation, the Company will (i) complete a share consolidation on a 8:1 basis (the “Consolidation”), (ii) change its name to “Red White & Bloom Inc.” or such other name as may be approved by the board of directors of the Company and accepted by the relevant regulatory authorities (the “Name Change”) and (iii) reconstitute its board of directors (the “Board”) such that the board of the Resulting Issuer will consist of six (6) directors, which will include two (2) members of the current board of the Company and four (4) nominees of MichiCann (the “Board Appointments”).  On completion of the Proposed Transaction, the board of the Resulting Issuer will also appoint a nominee of Tidal to act in the capacity as a board observer, and such board observer will be nominated and recommended for election as a director at the next annual shareholders meeting of the Resulting Issuer.

Pursuant to the terms of the Definitive Agreement, the closing of the Proposed Transaction is subject to a number of conditions, including but not limited to (i) obtaining the requisite shareholder approvals, (ii) the completion of the Consolidation, the Name Change and the Board Appointments, (iii) obtaining requisite regulatory approvals including the approval of the CSE for the Proposed Transaction and the listing of the common share of the Resulting Issuer, (iv) obtaining escrow agreements from the directors and officers of each of MichiCann and Tidal, and certain shareholders of each of MichiCann, its Michigan based investee and Tidal pursuant to which the escrowed shares would be subject to restrictions on transfer and other dealings and released in three equal tranches over a period of 18 months following the closing of the Proposed Transaction, and (vi) other closing conditions customary for transactions of this nature.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

May 14, 2019